UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

CNH INDUSTRIAL N.V.

Form 6-K for the month of August 2016

This report on Form 6-K contains the following exhibits:

Exhibit 1.1	Underwriting Agreement, dated August 4, 2016, by and among CNH Industrial N.V., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC.

Exhibit 4.1	Indenture, dated as of August 18, 2016, by and between CNH Industrial N.V., as issuer, and U.S. Bank National Association, as trustee, relating to the CNH Industrial N.V. debt securities.

Exhibit 4.2	Officers’ Certificate, dated as of August 18, 2016.

Exhibit 4.3	Form of 4.50% Note due 2023 (included in Exhibit 4.2).

Exhibit 5.1	Opinion of Sullivan & Cromwell LLP.

Exhibit 5.2	Opinion of Freshfields Bruckhaus Deringer LLP.

Exhibit 23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

Exhibit 23.2	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.2).

Exhibit 99.1	Press release, dated August 18, 2016, titled: “Closing of CNH Industrial N.V. $600 million notes”

Exhibit 99.2	Press release, dated August 18, 2016, titled: “CNH Industrial announces early results of cash tender offer for guaranteed senior notes due 2017 issued by its subsidiary Case New Holland Industrial Inc.”

Exhibit 99.3	Press release, dated August 18, 2016, titled: “CNH Industrial announces pricing of cash tender offer for guaranteed senior notes due 2017 issued by its subsidiary Case New Holland Industrial Inc.”

Exhibits 1.1, 4.1, 4.2, 4.3, 5.1, 5.2, 23.1 and 23.2 to this Report on Form 6-K are hereby incorporated by reference into CNH Industrial N.V.’s registration statement on Form F-3ASR (File No. 333-206891) and CNH Industrial N.V.’s registration statements on Form S-8 (File Nos. 333-191477 and 333-196574).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary

August 18, 2016

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1.1	Underwriting Agreement, dated August 4, 2016, by and among CNH Industrial N.V., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC.

Exhibit 4.1	Indenture, dated as of August 18, 2016, by and between CNH Industrial N.V., as issuer, and U.S. Bank National Association, as trustee, relating to the CNH Industrial N.V. debt securities.

Exhibit 4.2	Officers’ Certificate, dated as of August 18, 2016.

Exhibit 4.3	Form of 4.50% Note due 2023 (included in Exhibit 4.2).

Exhibit 5.1	Opinion of Sullivan & Cromwell LLP.

Exhibit 5.2	Opinion of Freshfields Bruckhaus Deringer LLP.

Exhibit 23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

Exhibit 23.2	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.2).

Exhibit 99.1	Press release, dated August 18, 2016, titled: “Closing of CNH Industrial N.V. $600 million notes”

Exhibit 99.2	Press release, dated August 18, 2016, titled: “CNH Industrial announces early results of cash tender offer for guaranteed senior notes due 2017 issued by its subsidiary Case New Holland Industrial Inc.”

Exhibit 99.3	Press release, dated August 18, 2016, titled: “CNH Industrial announces pricing of cash tender offer for guaranteed senior notes due 2017 issued by its subsidiary Case New Holland Industrial Inc.”